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NEW ENGLAND ELECTRIC SYSTEM AND SUBSIDIARIES
Statements of Consolidated Income
Periods Ended June 30, 1999
(expressed in millions, rounded to hundred thousands of dollars) (Unaudited, subject to adjustment)
          Quarter               Six months
          -------               ----------
Operating revenue     $595.3          $1,252.8
               ------          --------
Operating expenses:
     Fuel for generation     2.2          5.3
     Purchased electric energy     230.7          481.5
     Cost of sales AllEnergy     71.6          160.4
     Other operation     125.4          236.7
     Maintenance     23.6          40.6
     Depreciation and amortization     51.3          121.0
     Taxes, other than income taxes     25.5          54.0
     Income taxes     20.0          49.1
               ------          --------
          Total operating expenses     550.3          1,148.6
               ------          --------
Operating income     45.0          104.2

Other income:
     Allowance for equity funds used during construction     0.5          1.1
     Equity in income of generating companies     1.0          1.5
     Other income (expense), net     2.0          6.7
               ------          --------

          Operating and other income     48.5          113.5
               ------          --------

Interest:
     Interest on long-term debt     17.3          34.6
     Other interest     2.2          4.4
     Allowance for borrowed funds used during construction     (0.3)
(0.6)
               ------          --------
          Total interest     19.2          38.4
               ------          --------

Income after interest     29.3          75.1
Preferred dividends and net gain/loss on
     reacquisition of preferred stock of subsidiaries     0.3          0.5
Minority interests     1.5          2.9
               ------          --------
Net income     $ 27.5          $   71.7
               ======          ========

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